Exhibit 12.1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

		Year ended December 31,
	Six months ended June 30, 2012	2011	2010	2009	2008	2007
	($ in millions)
EARNINGS
Income from continuing operations before income taxes as reported	$1,497	$2,918	$2,367	$1,622	$2,750	$2,237

Add (subtract):
Total interest expenses (as detailed below)	267	504	517	499	491	520
Amortization of capitalized interest	5	9	8	7	6	6
Income of partially owned entities(1)	(18)	(39)	(43)	(36)	(40)	(57)

Total earnings	$1,751	$3,392	$2,849	$2,092	$3,207	$2,706

FIXED CHARGES
Interest expense on debt	$242	$455	$462	$467	$444	$441
Interest expense on unrecognized tax benefit	1	(9)	1	(6)	(15)	12
Other interest expense	4	12	16	1	17	15
Calculated interest portion of rent expense(2)	20	46	38	37	45	52

Total interest expenses	267	504	517	499	491	520

Capitalized interest	10	19	15	17	15	14

Total fixed charges	$277	$523	$532	$516	$506	$534

RATIO OF EARNINGS TO FIXED CHARGES	6.32	6.49	5.36	4.05	6.34	5.07

(1)	Represents undistributed income of equity investees included in income from continuing operations before income taxes as reported.

(2)	Interest component of leases includes one-third of rental expense which approximates the interest component of operating leases.